Exhibit 12.1

WISCONSIN ELECTRIC POWER COMPANY

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)	Three Months Ended March 31, 2018	Twelve Months Ended December 31
(in millions, except ratios)		2017	2016	2015	2014	2013
EARNINGS
Pre-tax income *	$102.5	$528.0	$572.7	$584.0	$593.1	$549.6

FIXED CHARGES
Interest expense	29.7	117.3	117.6	119.0	116.5	121.4
Capitalized interest	0.4	1.2	1.7	2.2	1.8	7.4
Estimated interest component of rentals	33.0	149.1	154.1	149.8	141.6	140.4
Total fixed charges as defined	63.1	267.6	273.4	271.0	259.9	269.2

Total earnings as defined	$165.6	$795.6	$846.1	$855.0	$853.0	$818.8

RATIO OF EARNINGS TO FIXED CHARGES	2.6x	3.0x	3.1x	3.2x	3.3x	3.0x

*	Pre-tax income consists of income before income taxes less undistributed earnings of equity investees.